UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

Note: Other schedules required by the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants
Old Dominion 401(k) Retirement Plan
High Point, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental information in the accompanying schedules as of and for the year ended December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 1996.

High Point, North Carolina
June 20, 2018

(1)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS

Investments, at fair value:
Mutual funds	$524,403,410	$418,226,347
Common collective trust fund	—	69,182,276
Old Dominion Freight Line, Inc. common stock	207,214,579	137,946,183
Self-directed brokerage accounts	4,767,426	4,154,791
Total investments, at fair value	736,385,415	629,509,597

Investment in insurance contract, at contract value	101,301,343	—

Total investments	837,686,758	629,509,597

Receivables:
Participant contributions	1,323,755	1,108,145
Employer contributions	22,598,359	16,893,613
Notes receivable from participants	57,507,086	46,346,263
Total receivables	81,429,200	64,348,021

NET ASSETS AVAILABLE FOR BENEFITS	$919,115,958	$693,857,618

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Net appreciation in fair value of investments	$146,972,749
Interest and dividend income	23,523,563
Interest income on notes receivable from participants	2,745,867
Contributions:
Participant contributions	64,440,879
Employer contributions	35,756,763
Rollover contributions	9,627,285
Total contributions	109,824,927

Total additions	283,067,106

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	56,685,278
Administrative fees	1,123,488
Total deductions	57,808,766

Net increase	225,258,340

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	693,857,618
End of year	$919,115,958

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed one month of service and are age 18 or older. The Old Dominion Retirement Committee manages the operation and administration of the Plan. Great-West Trust Company, LLC serves as the trustee of the Plan, and Great-West Financial Retirement Plan Services, LLC (d/b/a Empower Financial) serves as the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of pre-tax annual compensation, as defined in the Plan document, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $6,000 for 2017. Participants may also contribute amounts representing distributions from individual retirement accounts or other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of compensation that a participant contributes to the Plan. Additional employer contributions may be made at the Company's discretion. Eligible Plan participants who (i) have completed 1,000 hours of service and (ii) were actively employed or were deceased, retired or permanently disabled on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. For the year ended December 31, 2017, the Company awarded an additional $22,300,234 as an aggregate discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, an insurance contract, and Company common stock as investment options for participants. In addition, participants generally have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities, including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(4)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their vested fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in installment payments or a lump sum. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. In addition, amounts contributed may be withdrawn upon demonstration of financial hardship or after a participant reaches the age of 59.5 years.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $794,053 and $785,948, respectively. These accounts may be used to reduce future Company contributions. Forfeitures of $844,098 were used to reduce Company contributions during the year ended December 31, 2017.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

(5)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management utilizes information provided by the trustee to determine the valuation of the Plan's investments. See the “Fair Value Measurements” disclosure in Note 3 for a discussion of fair value measurements.

The Plan's insurance contract investment is a fully benefit-responsive investment contract which is reported at contract value. Because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan, it is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

NOTE 3. FAIR VALUE MEASUREMENTS

GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:
Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

(6)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2017 and 2016 is presented below.

Mutual Funds

Mutual funds are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Fund

The common collective trust fund is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value of the common collective trust fund. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common collective trust fund, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2017, the Company no longer has any investments in a common collective trust fund.

Old Dominion Freight Line, Inc. Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

There were no changes made in the valuation methodologies used to determine the fair value of financial assets during the year ended December 31, 2017. Financial assets measured at fair value on a recurring basis are listed below and are categorized by level of the fair value hierarchy:

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2017
Mutual funds	$524,403,410	$—	$—	$524,403,410
Old Dominion Freight Line, Inc. common stock	207,214,579	—	—	207,214,579
Self-directed brokerage accounts	4,767,426	—	—	4,767,426
Total investments at fair value	$736,385,415	$—	$—	$736,385,415

(7)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2016
Mutual funds	$418,226,347	$—	$—	$418,226,347
Old Dominion Freight Line, Inc. common stock	137,946,183	—	—	137,946,183
Self-directed brokerage accounts	4,154,791	—	—	4,154,791
Total	$560,327,321	$—	$—	$560,327,321
Investment measured at NAV as a practical expedient (a)				69,182,276
Total investments at fair value				$629,509,597

(a) In accordance with Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (Topic 820), certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. INVESTMENT IN INSURANCE FUND

During 2017, the Plan entered into a fully benefit-responsive group annuity contract with Great-West Life & Annuity Insurance Company. The Great-West Select Guaranteed Fund is a group annuity contract and is a general account product of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, and prevailing market conditions. The interest crediting rate is reset quarterly. As described in Note 2, contract value is the relevant measurement attribute for this fund.

Certain events limit the ability of the Plan to transact at contract value with Great-West Life & Annuity Insurance Company. Such events include premature termination of the contracts by the Plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable. There are no reserves against contract value for credit risk of Great-West Life & Annuity Insurance Company or otherwise.

The average yield earned by the Plan of 2.15% is derived by averaging the quarterly gross interest rates for the fund over the year. The actual average yield earned by the Plan of 2.15% is derived by averaging the Plan’s quarterly interest rates.

NOTE 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported on the Statements of Net Assets Available for Benefits was $207,214,579 and $137,946,183 at December 31, 2017 and 2016, respectively, which represented 1,575,177 and 1,607,951 shares, respectively.

The Plan’s recordkeeper, trustee and their subsidiaries, as well as the Company and Plan participants, are each a “party-in-interest” to the Plan as defined by ERISA. Fees charged to the Plan for investment management services are reflected as a reduction of the return on each fund or included in administrative fees. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Each of these transactions qualify as exempt party-in-interest transactions under ERISA.

(8)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan is a prototype non-standardized profit sharing plan with a cash or deferred arrangement. The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the prototype plan being utilized. The IRS has determined and informed the prototype plan sponsor by an opinion letter dated March 31, 2014 that the prototype plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2017.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2017 and 2016:

	December 31,
	2017	2016
Net assets per financial statements	$919,115,958	$693,857,618
Deemed defaulted loans	(1,770,142)	(1,535,367)
Net assets available for benefits per the Form 5500	$917,345,816	$692,322,251

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2017:

Increase in net assets per the financial statements	$225,258,340
Current year deemed defaulted loans	(385,745)
Interest on deemed defaulted loans	(88,508)
Prior year deemed defaulted loans – paid through termination	239,478
Increase in net assets per the Form 5500	$225,023,565

(9)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. SUBSEQUENT EVENTS

The Plan administrator has evaluated all events subsequent to December 31, 2017, through the date the Plan’s financial statements were filed with the Securities and Exchange Commission. The Plan administrator has determined none of these events were required to be recognized or disclosed based on this evaluation.

(10)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2017

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if late participant loan contributions are included ☒	$—	$—	$22,611.92	$—

(11)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

*	Great-West	Select Guaranteed Fund		$101,301,343
	Metropolitan West	Total Return Bond Fund		28,198,496
	JP Morgan	Smart Retirement Income Fund R5		8,697,782
	JP Morgan	Smart Retirement - 2020 Fund		16,180,500
	JP Morgan	Smart Retirement - 2025 Fund		23,134,309
	JP Morgan	Smart Retirement - 2030 Fund		24,729,475
	JP Morgan	Smart Retirement - 2035 Fund		24,103,853
	JP Morgan	Smart Retirement - 2040 Fund		15,238,138
	JP Morgan	Smart Retirement - 2045 Fund		13,831,743
	JP Morgan	Smart Retirement - 2050 Fund		11,314,902
	JP Morgan	Smart Retirement - 2055 Fund		6,990,817
	American Century	Value Fund R6		21,729,869
	JP Morgan	US Large Cap Core Plus Fund - Select		24,357,061
	Prudential Jennison	Growth - Z		40,328,057
	Vanguard	500 Index Admiral Fund		82,656,300
	Vanguard	Mid Cap Index Admiral Fund		42,430,598
	Russell	US Small Cap Equity - Select		20,324,165
	American Funds	EuroPacific Growth Fund - R5		120,157,345
	TD Ameritrade	Brokerage		4,767,426
*	Old Dominion Freight Line, Inc.	Common Stock		207,214,579
*	Participant Loans ***	5.25% - 11.5%, maturing through December 2027		55,736,944
				$893,423,702

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for these participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

(12)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2017

(a) Identity of Party Involved	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(c) Purchase Price	(d) Selling Price	(g)* Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (i)** - Single Transactions in Excess of Five Percent of Total Plan Assets:
American Century	Value Fund	$—	$42,443,033	$36,721,755	$42,443,033	$5,721,278
American Century	Value Fund R6	42,436,295	—	42,436,295	42,436,295	—
Great-West	Select Guaranteed Fund	68,128,769	—	68,128,769	68,128,769	—
JP Morgan	Stable Asset Income Fund	—	68,446,728	67,005,798	68,446,728	1,440,930

Category (iii)** - Series of Transactions in Excess of Five Percent of Total Plan Assets:
American Century	Value Fund	$—	$42,669,555	$36,926,364	$42,669,555	$5,743,191
American Century	Value Fund R6	65,607,195	—	65,607,195	65,607,195	—
Great-West	Select Guaranteed Fund	106,975,694	—	106,975,694	106,975,694	—
JP Morgan	Stable Asset Income Fund	—	84,086,339	82,431,823	84,086,339	1,654,516

*	Columns (e) and (f) are not applicable.
**	There were no category (ii) or (iv) transactions reportable for the year.

(13)

EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

(14)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 20, 2018	/s/ Christopher T. Brooks
Christopher T. Brooks
Chairman, Old Dominion Retirement Committee

(15)